Exhibit 12.1

Kellogg Company

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Year Ended
(dollars in millions)	March 29, 2014		December 28, 2013		December 29, 2012		December 31, 2011		January 1, 2011		January 2, 2010
Fixed Charges:
Interest expense, prior to amounts capitalized	$54		$237		$263		$237		$250		$299
Interest included in interest expense not related to third party indebtedness (interest on uncertain tax positions)	(1)		(4)		(4)		3		(2)		1
Portions of rental expense representing interest	17		58		58		55		51		50
Less: interest expense related to the early redemption of long-term debt	7		—		—		—		—		(35)

Total fixed charges (B)	77		291		317		295		299		315

Earnings before income taxes	$572		$2,606		$1,325		$1,184		$1,790		$1,815
Fixed charges	77		291		317		295		299		315
Interest on uncertain tax positions included in pre-tax income	1		4		4		(3)		2		(1)
Amortization of capitalized interest	1		3		5		5		6		6
Less: interest capitalized	(1)		(3)		(2)		(5)		(2)		(3)

Earnings before income taxes and fixed charges (A)	$650		$2,901		$1,649		$1,476		$2,095		$2,132

Ratios of earnings to fixed charges (A/B)	8.4	x	10.0	x	5.2	x	5.0	x	7.0	x	6.8	x